EXHIBIT 12.1

GLOBAL NET LEASE, INC.

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the historical ratio of earnings to fixed charges and to combined fixed charges and preferred stock dividends of Global Net Lease, Inc.’s (the “Company”) for the periods indicated. The following table also sets forth the Company’s pro forma ratio of earnings to fixed charges and to combined fixed charges and preferred stock dividends for the periods indicated, as adjusted to give effect to the completion of the Company’s public offering of 4,000,000 shares of the Company’s 7.25% Series A Cumulative Redeemable Preferred Stock for an aggregate net proceeds of $96,850,000, and the application of the proceeds therefrom to repay indebtedness outstanding under the Company’s revolving credit facility, as if it had occurred on January 1, 2016. Dollar amounts are presented in thousands unless otherwise noted:

	Historical	Historical Year Ended December 31					Pro Forma
	January 1, 2017 to June 30, 2017 (unaudited)	2016	2015	2014	2013	2012	January 1, 2017 to June 30, 2017 (unaudited)	Year Ended December 31, 2016 (unaudited)
Earnings:
Pre-tax income/(loss) from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries	$14,066	$51,999	$3,874	$(55,025)	$(6,989)	$(413)	$15,494	$54,314
Add:
Interest expense	21,038	32,860	26,826	11,597	720	9	19,610	30,545
Amortization of deferred financing costs	1,823	6,698	8,527	3,753	250	1	1,823	6,698
Amortization of mortgage (discount) premium, net, and mezzanine discount	304	(437)	(489)	(498)	(1)	—	304	(437)
	$37,231	$91,120	$38,738	$(40,173)	$(6,020)	$(403)	$37,231	$91,120
Fixed Charges:
Interest expense	$21,038	$32,860	$26,826	$11,597	$720	$9	$19,610	$30,545
Amortization of deferred financing costs	1,823	6,698	8,527	3,753	250	1	1,823	6,698
Amortization of mortgage (discount) premium	304	(437)	(489)	(498)	(1)	—	304	(437)
	$23,165	$39,121	$34,864	$14,852	$969	$10	$21,737	$36,806
Preferred stock dividends	—	—	—	—	—	—	$3,625	$7,250
Combined fixed charges and preferred stock dividends	$23,165	$39,121	$34,864	$14,852	$969	$10	$25,362	$44,056
Ratio of earnings to fixed charges	1.61	2.33	1.11	*	*	*	1.71	2.48
Ratio of earnings to combined fixed charges and preferred stock dividends	1.61	2.33	1.11	*	*	*	1.47	2.07

* For these periods, earnings were less than fixed charges and less than combined fixed charges, and the coverage deficiency for each was approximately $55,025, $6,989 and $413 for the years ended December 31, 2014, 2013 and 2012, respectively.